UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 2, 2014, Stratasys Ltd. (“we,” “us” or the “Company”) announced the signing of a definitive merger agreement whereby privately held Solid Concepts Inc. has agreed to merge with a subsidiary of the Company, for a total consideration of up to $295 million, including a payment on closing of $172 million (or, if settled in cash, part on closing and part six months after closing), deferred payments of $60 million and up to $63 million in retention-related payments.  Subject to certain requirements for cash payments, the Company retains discretion to settle any of the amounts payable under both the definitive agreement and the retention plan in either Company shares, cash or any combination of the two. The value of a portion of the purchase price as well as the deferred and retention-related payments may increase or decrease in line with the market price of Company shares.

In addition, the Company announced the signing of a definitive stock purchase agreement whereby the Company agreed to purchase all of the shares of privately held Harvest Technologies Inc. for shares of company stock, cash or a combination thereof at the Company’s discretion.

A copy of our press release announcing the combination of Solid Concepts and the Company and the purchase of the shares of Harvest Technologies is furnished as Exhibit 99.1 to this Report on Form 6-K (“Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call held on April 2, 2014 to discuss the merger of the Company and Solid Concepts and the purchase of the shares of Harvest Technologies, we are also furnishing a copy of the script used for the conference call to provide additional information (attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference) and a PowerPoint presentation with additional information (attached to this Form 6-K as Exhibit 99.3 and incorporated herein by reference).

Exhibits

Exhibit No.	Description

99.1	Press Release issued by the Company on April 2, 2014.

99.2	Script for the Company’s investor conference call held on April 2, 2014.

99.3	PowerPoint presentation with additional information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: April 2, 2014	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer